ALZAMEND NEURO, INC.

3480 Peachtree Road NE

Second Floor, Suite 103

Atlanta, GA 30326

July 3, 2024

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Lauren Hamill and Chris Edwards

Re:	Alzamend Neuro, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 26, 2024
File No. 333-279920

Dear Ms. Hamill and Mr. Edwards:

Alzamend Neuro, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 2, 2024 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comments and is being filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amended S-1”). For your convenience, the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each comment.

Amendment No. 1 to Registration Statement on Form S-1

Plan of Distribution, page 14

Comment No. 1. We note your response to prior comment 2. Please include the information provided in your response letter in the registration statement. Specifically, please revise this section to include disclosure that 1) any broker-dealers or agents that may become involved in selling the registered shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and 2) any broker-dealers or agents that are deemed to be underwriters may not sell registered shares offered under this prospectus unless and until Company sets forth the names of the underwriters and the material details of their underwriting arrangements in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

Response No. 1. We have revised the plan of distribution in response to the Staff’s comment to include the requested disclosure. Please see the revised change on page 14 of the Amended S-1.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (844) 722-6333 or our General Counsel, Henry Nisser at (646) 650-5044.

Very truly yours,
/s/ Stephan Jackman
Stephan Jackman Chief Executive Officer